UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934
 ___________________________

 MPLX LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
55336V100
(CUSIP Number)
J. Michael Wilder
Vice President, General Counsel and Secretary
200 E. Hardin Street
Findlay, Ohio 45840
(419) 672-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 17, 2015
(Date of Event which Requires Filing of this Statement)
 ___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55336V100

1.	Name of Reporting Person: Marathon Petroleum Corporation
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 56,932,134(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 56,932,134(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,932,134(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 70.9%(2)
14.	Type of Reporting Person: CO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 56,932,134 common units representing limited partner interests (“Common Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units directly held by MPLX Logistics Holdings.

2.	Based upon 80,336,711 Common Units issued and outstanding as of August 18, 2015, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPC Investment LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 56,932,134(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 56,932,134(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,932,134(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 70.9%(2)
14.	Type of Reporting Person: OO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 56,932,134 common units representing limited partner interests (“Common Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units directly held by MPLX Logistics Holdings.

2.	Based upon 80,336,711 Common Units issued and outstanding as of August 18, 2015, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX Logistics Holdings LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 56,932,134(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 56,932,134(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,932,134(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 70.9%(2)
14.	Type of Reporting Person: OO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 56,932,134 common units representing limited partner interests (“Common Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units directly held by MPLX Logistics Holdings.

2.	Based upon 80,336,711 Common Units issued and outstanding as of August 18, 2015, as reported by the Issuer to the Reporting Persons.

Explanatory Note: This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“Common Units”) in MPLX LP (the “Issuer”) filed by Marathon Petroleum Corporation (“MPC”), MPC Investment LLC (“MPC Investment”) and MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) on December 3, 2014 and as amended on December 12, 2014 (the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein. Any terms capitalized but not defined herein shall have the same meaning as defined in the Schedule 13D.

Item 1.	Security and Issuer
No changes to this Item.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby supplemented as follows:
The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby supplemented as follows:
On August 17, 2015, the 36,951,515 issued and outstanding subordinated units representing limited partner interests (the "Subordinated Units"), all of which were held by MPLX Logistics Holdings, were converted into Common Units on a one-for-one basis, upon the expiration of the subordination period (as defined in the Issuer's First Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), which is incorporated by reference herein.

Item 4.	Purpose of Transaction
No changes to this Item.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
(a) On August 17, 2015, the 36,951,515 Subordinated Units held by MPLX Logistics Holdings converted to Common Units on a one-for-one basis upon the expiration of the subordination period (as defined in the Partnership Agreement, which is incorporated by reference herein). After giving effect to the conversion of the Subordinated Units, as of August 19, 2015, MPLX Logistics Holdings beneficially owned 56,932,134 Common Units and approximately 70.9% of the limited partner interests of the Issuer, based upon 80,336,711 Common Units issued and outstanding as of August 19, 2015, as reported by the Issuer to the Reporting Persons. MPC Investment owns all of the membership interests in MPLX Logistics Holdings and MPC owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units directly held by MPLX Logistics Holdings. The members of the board of directors of MPC are listed on Schedule I to this Schedule 13D. No individual member of the board of directors of MPC is deemed to hold any beneficial ownership in the Common Units held by MPLX Logistics Holdings.
(b) The information provided in Item 5(a) of this Amendment and in Items 7 through 11 of the cover pages is incorporated herein by reference.
(c) Except as set forth herein, MPLX Logistics Holdings has not effected any transactions in the Issuer’s Common Units within the past 60 days. None of MPC or MPC Investment or any person listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days except as set forth in Schedule I.

(d) None of MPC, MPC Investment nor MPLX Logistics Holdings has any knowledge of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units held in the name of MPLX Logistics Holdings and reported herein.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No changes to this Item.

Item 7.	Material to be Filed as Exhibits.
No changes to this Item.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2015		Marathon Petroleum Corporation

	By:	/s/ J. Michael Wilder
J. Michael Wilder
Vice President, General Counsel and Secretary

MPC Investment LLC

	By:	/s/ J. Michael Wilder
J. Michael Wilder
Vice President, General Counsel and Secretary

MPLX Logistics Holdings LLC

	By:	/s/ Molly R. Benson
Molly R. Benson Assistant Secretary

Schedule I
Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Evan Bayh	Senior Advisor, Apollo Global Management Partner, McGuireWoods LLP	U.S.	62.841[1]

David A. Daberko	Retired Chairman of the Board National City Corporation	U.S.	374.841[1]

Steven A. Davis	Former Chief Executive Officer Bob Evans Farms, Inc.	U.S.	60.445[1]

William L. Davis	Retired Chairman, President and Chief Executive Officer R.R. Donnelley & Sons Company	U.S.	62.841[1]

Gary R. Heminger	President and Chief Executive Officer Marathon Petroleum Corporation	U.S.	—

Donna A. James	Managing Director Lardon & Associates, LLC	U.S.	62.840[1]

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	60.446[1]

John W. Snow	Chairman of the Board Cerberus Capital Management, L.P.	U.S.	62.841[1]

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	374.841[1]

Thomas J. Usher	Non-Executive Chairman of the Board Marathon Petroleum Corporation	U.S.	62.840[1]

Executive Officers

Gary R. Heminger	President and Chief Executive Officer	U.S.	—

Pamela K. M. Beall	Senior Vice President, Corporate Planning, Government & Public Affairs	U.S.	—

Richard D. Bedell	Senior Vice President, Refining	U.S.	—

Timothy T. Griffith	Senior Vice President and Chief Financial Officer	U.S.	—

Thomas M. Kelley	Senior Vice President, Marketing	U.S.	—

Anthony R. Kenney	President, Speedway LLC	U.S.	—

Rodney P. Nichols	Senior Vice President, Human Resources and Administrative Services	U.S.	—

C. Michael Palmer	Senior Vice President, Supply, Distribution and Planning	U.S.	—

John J. Quaid	Vice President and Controller	U.S.	—

George P. Shaffner	Senior Vice President, Health, Environment, Safety and Security	U.S.	—

John S. Swearingen	Senior Vice President, Transportation and Logistics	U.S.	—

Donald C. Templin	Executive Vice President, Supply, Transportation and Marketing	U.S.	—

J. Michael Wilder	Vice President, General Counsel and Secretary	U.S.	—

(1)	Phantom units granted pursuant to the MPLX LP 2012 Incentive Compensation Plan and credited within a deferred account.